December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 736.542.0500.

Mr. Thomas C. Tiller
Chief Executive Officer
Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota 55340

> **Re:** **Polaris Industries Inc.**
> **Definitive 14A**
> **Filed April 1, 2007**
> **File No. 001-11411**

Dear Mr. Tiller:

     We have reviewed your response letter dated November 12, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about the comment or any other aspect of our review.

1. We note your response to prior comment 9, however, we re-issue the prior comment. Please disclose your post-2006 targets or supplementally explain why you believe that disclosure of the targets is not required.

     Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor